

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 20, 2009

Mr. Robert Olson
Executive Vice President and Chief Financial Officer
DISH Network Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

>   **RE: DISH Network Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed March 2, 2009**
>
>   **Form 10-Q for the Quarterly Periods Ended March 31, 2009**
>   **File No. 000-26176**

Dear Mr. Olson:

The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director